UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware   **75-1670945**
(State of Incorporation)   *(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana   **46528**
(Address of principal executive offices)   (Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On April 24, 2003, Supreme Industries, Inc. issued a press release reporting its results for the fiscal quarter ended March 29, 2003. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7.   **Financial Statements and Exhibits.**

    c.   Exhibits

        99.1   Press release dated April 24, 2003, announcing the Registrant's results for the fiscal quarter ended March 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: April 28, 2003   BY: /s/ ROBERT W. WILSON
                                          Robert W. Wilson
                                          Executive Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

                                          (Signing on behalf of the Registrant and as Principal Financial Officer)

EXHIBIT INDEX

99.1   Press release dated April 24, 2003, announcing the Registrant's results for the fiscal quarter ended March 29, 2003.

Exhibit 99.1

For Immediate Release

Contact: Robert W. Wilson
Executive Vice President
(574) 642-3070

Supreme Industries Reports First-Quarter 2003 Financial Results

GOSHEN, Ind.--(BUSINESS WIRE)--April 24, 2003--Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced revenues and earnings for its first quarter ended March 29, 2003.

First-quarter 2003 revenues of $49.8 million were flat compared with the opening three months of the prior year. Gross profit margin was 11.9 percent versus 13.8 percent last year. Contributing to the decline in gross profit were increases in commercial and health insurance costs as well as increased delivery expenses related to higher fuel prices during the period. Selling, general and administrative expense improved as the Company spent less on advertising and promotions in the quarter. Depreciation expense was also significantly less in the quarter as the Company's operating software is now fully depreciated. Net income of $418,421, or $0.04 per diluted share, was down from $801,806, or $0.07 per diluted share, for the corresponding period of 2002, reflecting the aforementioned factors and competitive pricing pressure.

The Company continued to generate positive cash flow in 2003's opening three months, resulting in further improvement to the balance sheet. Long-term debt at March 29, 2003, declined 8.7 percent to $6.7 million compared with $7.4 million at December 28, 2002, and stockholders' equity rose to $59.3 million from $59.0 million at the prior year's close.

Omer Kropf, President of Supreme Corporation, Supreme Industries' operating subsidiary, commented: "The persisting soft demand and intense competition in our markets continued to restrain profitability in the year's first three months. Although year-to-year comparisons are disappointing, we are, however, encouraged by the improvement in results versus the previous quarter on similar revenues. Compared with fourth-quarter 2002, net income and earnings per share, aided by continuing SG&A cost reductions, more than doubled. Despite a challenging economic and manufacturing environment, we not only maintained profitability, but did so while paying down debt and repurchasing 45,366 of our common shares."

He continued, "Furthermore, we have confirmed that, according to the most recent data published by the National Truck Equipment Association (NTEA), Supreme did, in fact, increase market share in each of its two largest product categories--Dry Freight and Parcel Vans--in 2002 compared with the prior year.

"Looking toward the balance of the current year, the industry outlook appears to be improving. However, the pace and robustness of a recovery are difficult to pinpoint. The combination of a low-interest-rate environment, an aging fleet and low inventory levels in the channel bode well for a rebound and should produce increased business for both replacement purposes and to meet underlying market growth. Furthermore, we expect to see continuing contributions from ongoing cost-reduction, branding initiatives, continuing product innovation and new-product introductions," Kropf concluded.

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern at www.supremeind.com.

Supreme Industries, Inc., is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans(R) line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This press release contains forward-looking statements, other than historical facts, that reflect the view of the Company's management with respect to future events. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that the expectations reflected in such forward-looking statements are reasonable, and can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, and severe interest rate increases. The Company assumes no obligation to update the forward-looking statements or to update the reason actual results could differ from those contemplated by such forward-looking statements.

(Tables follow)

Supreme Industries, Inc. and Subsidiaries
Consolidated Statements of Income

| | Three Months Ended March, | |
	2003	2002
Revenues	$49,824,210	$49,843,683
Costs and expenses:		
Cost of sales	43,896,932	42,969,974
Selling, general and administrative	5,016,071	5,316,552
Interest	230,786	274,351
	49,143,789	48,560,877
Income before income taxes	680,421	1,282,806
Income taxes	262,000	481,000
Net income	$418,421	$801,806
Earnings per share:		
Basic	$0.04	$0.07
Diluted	0.04	0.07
Shares used in the computation of earnings per share:		
Basic	10,831,333	10,798,384
Diluted	10,924,465	10,974,904

Supreme Industries, Inc. and Subsidiaries
Consolidated Balance Sheet

	March 29 2003	December 28 2002
Assets		
Current assets	50,146,349	47,815,309
Property, plant and equipment, net	35,278,822	35,602,888
Intangible assets, net	855,278	868,164
Other assets	3,291,755	3,061,733
Total assets	89,572,204	87,348,094
Liabilities and Stockholders' Equity		
Current liabilities	$21,547,859	$18,914,671
Long-term debt	6,723,950	7,366,858
Deferred income taxes	1,868,391	1,844,894
Other long-term liabilities	147,513	209,348
Total liabilities	30,287,713	28,335,771
Total stockholders' equity	59,284,491	59,012,323
Total liabilities and stockholders' equity	$89,572,204	$87,348,094